BKV Corporation

1200 17th Street, Suite 2100

Denver, CO 80202

August 12, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Loan Lauren Nguyen, Legal Branch Chief
Liz Packebusch, Staff Attorney
Karina Dorin, Staff Attorney
Mark Wojciechowski, Staff Accountant
Jenifer Gallagher, Staff Accountant
Sandra Wall, Petroleum Engineer

Re:	BKV Corporation Amendment No. 10 to Registration Statement on Form S-1 Filed July 5, 2024 File No. 333-268469

To the addressees set forth above:

This letter sets forth the responses of BKV Corporation (the “Company,” “we,” “our” and “us”) to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 29, 2024 (the “Comment Letter”) relating to Amendment No. 10 to the Registration Statement on Form S-1, File No. 333-268469, filed with the Commission on July 5, 2024 (the “Registration Statement”). We have also revised the Registration Statement in response to the Staff’s comments and, concurrently with delivery of this letter, we are publicly filing with the Commission an Amendment No. 11 to the Registration Statement on Form S-1 (“Amendment No. 11”) that reflects these revisions and generally updates certain information in the Registration Statement. In addition, concurrently with the delivery of this letter, we are submitting a supplemental letter providing additional information (the “Supplemental Letter”) pursuant to Rule 418(b) under the Securities Act of 1933, as amended (the “Securities Act”), and Rule 12b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in response to the Staff’s comments.

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 11 of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of the registration statement included in Amendment No. 11. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 11.

Amendment No. 10 to Registration Statement on Form S-1

Prospectus Summary

Our Company

Our Operations

Natural Gas Production, page 3

1.	We note that the level of PUD development spending and PUD conversion rate for the years ended December 31, 2023 and December 31, 2022 are significantly below the levels implied by the general requirement that PUD volumes be converted within five years of initial booking. Expand your disclosure here and elsewhere in your filing, including under your management's discussion and analysis, to clarify this and to describe the material impacts of the higher spending levels that will be required to convert your reported undeveloped locations and volumes within five years.

Response: The Registration Statement has been revised as requested. Please see pages 36 and 190 of Amendment No. 11.

Summary Reserves, Production and Operating Data

Estimated Reserves at SEC Pricing, page 34

2.	Footnote (4) on page 37 indicates, in part, that a portion of your proved undeveloped reserves as of December 31, 2022 and 2021 will not be drilled within five years of initial disclosure. Revise your disclosure to clarify, if true, that, as of December 31, 2022 and 2021, the reserves in question were part of a development plan that had been adopted by management indicating that such locations were scheduled to be drilled within five years and that the volumes have been excluded from the reserve quantities disclosed as of December 31, 2023. Otherwise, explain to us why you believe reporting these volumes as proved undeveloped reserves is appropriate. In this regard, please note that lower commodity prices and reduced capital spending do not justify development beyond five years. Refer to the disclosure requirements in Item 1203(d) of Regulation S-K and the guidance in C&DI 131.03.

Response: The Registration Statement has been revised to clarify that, as of December 31, 2022 and 2021, the Company’s proved undeveloped reserves were part of a development plan that had been adopted by management indicating that such locations were scheduled to be drilled within five years. Please see pages 36 and 189 of Amendment No. 11.

3.	You disclose that after finalizing your year-end 2023 reserve reports the 2024 capital expenditures budget for the development of natural gas properties was reduced to approximately $13 million from the original budget of approximately $73 million; however, disclosure on page 73 states your 2024 capital expenditures budget for the development of natural gas properties is approximately $22 million. Please review and revise your filing to correlate these disclosures.

Response: The Registration Statement has been revised as requested. Please see page 69 of Amendment No. 11.

4.	Disclosure appearing under the heading 2023 Activity on page 39 indicates that PUD volumes removed due to changes in your five-year development plan are now part of your "probable and possible development plan". Tell us whether the probable and possible undeveloped reserve volumes as of December 31, 2023 reported on pages 35 and 36 include any of the volumes removed from the proved category. Please note that undrilled locations can be classified as having undeveloped reserves of any category only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time. See Rule 4-10(a)(31) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement to remove disclosures of its probable reserves and possible reserves as of December 31, 2021, 2022 and 2023. To address the Staff’s comment, the Registration Statement has also been revised to specify the volumes of PUD reserves moved to the Company’s inventory of unproved locations as of December 31, 2023 due to changes in the five-year development plan. In addition, revised reserves reports that do not make reference to the Company’s probable reserves or possible reserves as of December 31, 2021, 2022 or 2023 have been filed as Exhibits 99.5 through 99.15 to Amendment No. 11. Please see pages 3, 16, 34-40, 153, 166, 172, 180, 182, 188-195 and F-50 of Amendment No. 11.

5.	Please provide for us a summary that shows the locations, reserve volumes and associated capital spending, by year and in total, from the five-year plan that supports the undeveloped reserve volumes you disclose as of December 31, 2023.

Response: The Company acknowledges the Staff’s comment and has provided the requested summary in the Supplemental Letter. The Supplemental Letter is being provided to the Staff by our counsel, under separate cover, pursuant to Rule 418 under the Securities Act and Rule 12b-4 under the Exchange Act. In addition, under separate cover, our counsel has requested confidential treatment of the supplemental information pursuant to the provisions of 17 C.F.R. § 200.83.

We hereby request that this supplemental information be returned to us or destroyed upon completion of your review and that, pending its return or destruction, it be withheld from release as it contains competitively sensitive business information of the Company. We are also requesting that the Freedom of Information Act officer accord the supplemental information furnished in connection with this letter confidential treatment under the Commission’s rules.

Use of Proceeds, page 103

6.	We note you disclose that you intend to use the net proceeds from this offering for the repayment of certain indebtedness, including some or all of the $50 million aggregate principal amount outstanding under the BNAC A&R Loan Agreement and the outstanding revolving borrowings under the RBL Credit Agreement. Please revise to disclose the amount of proceeds that you intend to use for repayment of indebtedness. Also, disclose the interest rate and maturity date for the BNAC A&R Loan Agreement and the maturity date of the RBL Credit Agreement. See Instruction 4 of Item 504 of Regulation S-K.

Response: The Registration Statement has been revised as requested. Please see page 99 of Amendment No. 11.

Natural Gas, NGL, and Oil Reserve Quantities, page F-48

7.	The quantities of proved developed and proved undeveloped reserves disclosed in the reconciliation table appearing on page F-50 differ from corresponding quantities disclosed elsewhere in your filing, including on pages F-49, 34, 35, 191 and 192. Please review and revise your filing to resolve these inconsistencies.

Response: The Registration Statement has been revised as requested. Please see pages 34, 35, 188, 189 and F-50 of Amendment No. 11.

Supplemental Oil and Gas Disclosures (unaudited)

Costs Incurred in Natural Gas and Oil Exploration and Development, page F-48

8.	Your disclosure includes acquisition costs of $9.9 million with no explanation or description of the associated oil and gas assets. Please revise your filing to include a description of the acquired oil and gas assets.

Response: The Registration Statement has been revised as requested. Please see page 170 and F-48 of Amendment No. 11.

Exhibits

9.	We note the reserve reports filed as Exhibits 99.14 and 99.15 contain a “Table of Contents” listing various tables and summaries which are not included in the reports. Both reserve reports also include the statement on page 5, “Furthermore, one-line economic summaries may vary slightly from the more detailed cash flow projections of the same properties, also due to rounding;” however, one-line economic summaries are not provided. Please obtain and file revised reserve reports which include the missing items or revise the table of contents and remove the statement on page 5.

Response: The Registration Statement has been revised to file revised reserve reports as Exhibits 99.14 and 99.15 to Amendment No. 11.

* * *

We appreciate your attention to this matter and hope the foregoing answers are responsive to your comments. Please direct any questions or comments regarding this correspondence to the undersigned or to our counsel, Samantha Crispin of Baker Botts L.L.P. at (214) 953-6497, Preston Bernhisel of the same firm at (214) 953-6783 or Adorys Velazquez of the same firm at (212) 408-2523.

Very truly yours,

BKV Corporation

By:	/s/ Christopher P. Kalnin
	Name:	Christopher P. Kalnin
	Title:	Chief Executive Officer

cc:	Samantha Crispin, Baker Botts L.L.P. Preston Bernhisel, Baker Botts L.L.P. Adorys Velazquez, Baker Botts L.L.P.